Exhibit 99.1

NOTICE TO THE MARKET

ANNOUNCES FILING OF REGISTRATION STATEMENT FOR PROPOSED EXCHANGE OFFERS

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS” or “Company”) in accordance with the Brazilian Securities and Exchange Commission Resolution No. 44/21, as amended, communicates to its shareholders and the market, that it has publicly filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in the United States of America, relating to its proposed offers to exchange the 13 series of notes set forth below (“Old Bonds”) that were issued (each one, an "Exchange Offer" and, jointly, the "Exchange Offers") (1) pursuant to exemptions from registration in the United States in accordance with Rule 144A/Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and (2) by JBS USA Holding Lux S.à r.l (“JBS USA Lux”), JBS USA Food Company (“JBS USA Food”) and JBS Luxembourg Company S.à r.l. (“JBS Lux” and, jointly with JBS USA Lux and JBS USA Food, the “Issuers”) and guaranteed by the Company and other guarantors, for new notes (“New Bonds”) to be issued by the Issuers on equal financial terms, covenants and other terms of the Old Bonds, and guaranteed by the Company and other guarantors, except that the New Notes will be registered under the Securities Act and, therefore, will not be subject to transfer restrictions in the United States.

The Company does not intend to apply to list the New Notes on any stock exchange in the United States or elsewhere at this time but may opt to do so in the future. The Company is a public reporting company in the United States and, accordingly, subject to the information and reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and other United States federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act of 2002, as amended.

The Exchange Offers consist of the exchange of the following Old Bonds up to:

(a)	US$1,600,000,000 of the Issuers, with the rate return of 6.750% per year due 2034, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 6.750% per year, due 2034;

(b)	US$900,000,000 of the Issuers, with the rate return of 7.250% per year due 2053, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 7.250% per year, due 2053;

(c)	US$3,062,000 of the Issuers, with the rate return of 2.500% per year due 2027, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 2.500% per year, due 2027;

(d)	US$20,676,000 of the Issuers, with the rate return of 5.125% per year, due 2028, for an equal principal amount of New Bonds to be registered under the Securities Act with the rate return of 5.125% per year, due 2028;

(e)	US$993,000 of the Issuers, with the rate return of 6.500% per year, due 2029, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 6.500% per year, due 2029;

(f)	US$343,000 of the Issuers, with the rate return of 3.000% per year, due 2029, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 3.000% per year, due 2029;

(g)	US$4,635,000 of the Issuers, with the rate return of 5.500% per year, due 2030, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 5.500% per year, due 2030;

(h)	US$7,909,000 of the issuers, with the rate return of 3.750% per year, due 2031, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 3.750% per year, due 2031;

(i)	US$16,974,000 of the Issuers, sustainability-linked with the rate return 3.000%, due 2032, for an equal principal amount of New Bonds to be registered under the Securities Act, sustainability-linked with the rate return of 3.000%, due 2032;

(j)	US$35,498,000 of the Issuers, sustainability-linked with the rate return 3.625%, due 2032, for an equal principal amount of New Bonds to be registered under the Securities Act, sustainability-linked with the rate return of 3.625%, due 2032;

(k)	US$828,000 of the Issuers, with the rate return 5.750% due 2033, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 5.750% per year, due 2033;

(l)	US$115,000 of the Issuers, with the rate return 4.375% per year, due 2052, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 4.375% per year, due 2052; and

(m)	US$2,345,000 of the Issuers, with the rate return 6.500% per year, due 2052, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 6.500% per year, due 2052.

A registration statement on Form F-4 relating to these securities, including a prospectus which is preliminary and subject to completion, has been filed with the SEC, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

The offering will be made only by means of a prospectus. Copies of the prospectus related to the offering may be obtained, when available, from D.F. King & Co., Inc., 48 Wall Street, 22nd Floor
New York, New York 10005.

This communication does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Statements contained in this Notice to the Market (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS S.A.; the intended timeline for completion of the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS S.A. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

São Paulo, March 27, 2024.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer